

July 21, 2022

Heather Pomerantz
Chief Financial Officer
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, New Jersey 07094

> **Re: Freshpet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Response dated July 15, 2022**
> **File No. 001-36729**

Dear Ms. Pomerantz:

We have reviewed your July 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 33

1. We note your response to comment 1. You have indicated that the non-GAAP adjustment "plant start-up costs" includes pre-opening and ramp-up costs, such as labor, overhead, testing and disposal costs, incurred in connection with the start-up of new manufacturing lines before those lines are fully operational. We have considered your responses carefully and continue to believe that your non-GAAP financial measures that exclude plant start-up costs are inconsistent with Rule 100(b) of Reg. G. Please revise accordingly.

You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing